David J. Ketelsleger Attorney At Law

Writer direct (405) 552-2236 Fax (405) 228-7436 david.ketelsleger@mcafeetaft.com
August 25, 2009
United States Securities and Exchange Commission
Division of Investment Management
Washington, D.C. 20549
Attention:	Steven I. Amchan Attorney Adviser
                    Re:   OOK, Inc., et al., File No. 812-13504
Ladies and Gentlemen:
     This letter is in response to your comments set forth in your email of August 21, 2009 regarding the above-referenced application for an order under section 6(c) of the Investment Company Act of 1940 (the “Act”) for an exemption from sections 2(a)(32), 5(a)(1) and 22(d) of the Act and rule 22c-1 under the Act, under sections 6(c) and 17(b) of the Act for an exemption from sections 17(a)(1) and 17(a)(2) of the Act, and under section 12(d)(1)(J) of the Act for an exemption from sections 12(d)(1)(A) and 12(d)(1)(B) of the Act. Following are our responses to your comments:
     1. On page 6, in the first full paragraph, please revise the first sentence to read, “the Advisor will be the investment advisor to the Initial Funds and the Advisor, or an entity controlling, controlled by or under common control with the Advisor will be the investment advisor to Future Funds.”
          We have made the requested change.
     2. On page 7, in the carryover sentence at the bottom of the page, please delete “or investments that have... Underlying Index”.
          We have made the requested change.
     3. On page 45, in the last sentence of the full paragraph, please replace “NASD” with “National Association of Securities Dealers (‘NASD’)”.
          We have made the requested change.

     4. On page 45, after the full paragraph, please insert the following footnote:
Any references to NASD Conduct Rule 2830 include any successor or replacement rule to NASD Conduct Rule 2830 that may be adopted by the Financial Industry Regulatory Authority.
          We have made the requested change.
     Also attached please find a pdf file of the amendment marked to indicate all changes made from the Fifth Amended and Restated Application.

Very truly yours,
/s/ David J. Ketelsleger
David J. Ketelsleger

cc:	Julia Kim Gilmer, Branch Chief OOK, Inc. Attn: Gary Pinkston One Leadership Square, Suite 200 211 North Robinson Oklahoma City, OK 73102

ALPS Distributors, Inc. Attn: Tané T. Tyler 1290 Broadway, Suite 1100 Denver, CO 80203